Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Erin E. Martin

Partner

+1.202.739.5729

erin.martin@morganlewis.com

October 6, 2025

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving, Jason Niethamer, Lulu Cheng, and Sandra Hunter Berkheimer

Re:	Osprey Bitcoin Trust

Registration Statement on Form S-1

Filed August 6, 2025

File No. 333-289334

Dear Mr. Irving, Mr. Niethamer, Ms. Cheng, and Ms. Berkheimer:

On behalf of Osprey Bitcoin Trust (the “Trust”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2025, relating to the above-referenced filing of the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently herewith, the Trust is filing Amendment No. 1 to the Registration Statement.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized text, followed by the corresponding responses from the Trust. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Unless otherwise noted, the page numbers indicated below refer to page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed August 6, 2025

General

1.	We note your disclosure on pages 7 and 31 that the Trust has chosen to opt out of the extended transition period for complying with new or revised accounting standards. If this is true, please mark the box on the cover to indicate this fact.

In response to the Staff’s comment, the Trust has revised the disclosure on the Cover Page to indicate that the Trust has chosen to opt out of the extended transition period for complying with new or revised accounting standards.

The Offering

Incidental Rights/IR Virtual Currency, page 11

2.	Please reconcile your disclosure here and on pages 21 and 64 with your disclosures on pages 46 and 86 which state that the Sponsor has committed to cause the Trust to permanently and irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 11, 46, 64, and 88 to reconcile the prior disclosure.

Risk Factors

Risk Factors Related to the Trust and the Shares

The limited ability to facilitate in-kind creations and redemptions, page 31

3.	We note your response to prior comment 6 and re-issue. Please revise to identify which of your Authorized Participants have the ability to support cash only, in-kind only, or both types of creation and redemption activities.

In response to the Staff’s comment, the Trust respectively advises the Staff that it has revised to remove the risk factor identified from the Registration Statement in light of recent regulatory activity. The Registration Statement continues to include risk factor disclosure that discusses the risks associated with facilitating both cash and in-kind creation and redemption activities. At this time, the Trust has not yet identified Authorized Participants for the offering, however, it advises the Staff that it will disclose the Authorized Participants that have the ability to support cash only, in-kind only, or both types of creation and redemption activities, as applicable, upon identification of such Authorized Participants.

Business of the Trust

Trust Expenses, page 64

4.	Please reconcile your disclosures here and on page 10 that if the Trust holds any IR Virtual Currency, the Trust may pay the Management Fee, in whole or in part, with such IR Virtual Currency, with your disclosure on pages 58 and 91 that upon effectiveness of the registration statement, the Management Fee will be paid in U.S. dollars.

In response to the Staff’s comment, the Trust revised the disclosure on pages 10 and 64 to clarify that the Management Fee will be paid in U.S. dollars.

Creation and Redemption, page 65

5.	We note your response to prior comment 7. To the extent you are using “Liquidity Provider” interchangeably with “Bitcoin Trading Counterparty,” please revise to use one term. Alternatively, please define “Liquidity Provider” on first use.

In response to the Staff’s comment, the Trust has revised the disclosure on page 65.

Intraday Indicative Value, page 65

6.	Please define the term “BRTI,” and revise to clarify the relevance of the BRTI methodology.

In response to the Staff’s comment, the Trust defined the term “BRTI” in the Glossary, on page 96 and revised the disclosure on page 65 to clarify the relevance of the BRTI methodology.

The Trust’s Service Providers

The Sponsor, page 80

7.	Please revise to discuss the Sponsor’s experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets.

In response to the Staff’s comment, the Trust has revised the disclosure on page 79 to discuss the Sponsor’s experience related to crypto asset markets.

Plan of Distribution

Selling Shareholders, page 90

8.	We note your response to prior comment 10. Please revise to identify the selling shareholders. Please refer to Item 507 of Regulation S-K.

In response to the Staff’s comment, the Trust has revised the disclosure on page 92 to identify the selling shareholders.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.202.739.5729.

Very truly yours,

/s/ Erin E. Martin